SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2017	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada H3E 3B3,
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _________	Form 40-F _____X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________	No _____X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the BCE Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2017 and the BCE Inc. unaudited consolidated interim financial statements for the quarter ended March 31, 2017, included in the BCE Inc. 2017 First Quarter Shareholder Report furnished with this Form 6-K as Exhibit 99.1, the Bell Canada Unaudited Selected Summary Financial Information for the quarter ended March 31, 2017 furnished with this Form 6-K as Exhibit 99.5, and the Exhibit to 2017 First Quarter Financial Statements – Earnings Coverage furnished with this Form 6-K as Exhibit 99.6 are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130), Form S-8 (Registration Statement No. 333-12780), Form S-8 (Registration Statement No. 333-12802) and Form F-10 (Registration Statement No. 333-213603). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer April 26, 2017

EXHIBIT INDEX

99.1   BCE Inc. 2017 First Quarter Shareholder Report
99.2   Supplementary Financial Information – First Quarter 2017
99.3   CEO/CFO Certifications
99.4   News Release
99.5   Bell Canada Unaudited Selected Summary Financial Information
99.6   Exhibit to 2017 First Quarter Financial Statements – Earnings Coverage